Contacts: Charles A. Bowman                   George Sard/Anna Cordasco/
          SPX Director of Corporate Finance     Paul Caminiti
          (616) 724-5194                      Sard Verbinnen & Co
                                              (212) 687-8080

 SPX MAKES OFFER TO ACQUIRE ECHLIN VALUED AT $48 PER SHARE, OR $3 BILLION

            CASH-AND-STOCK EXCHANGE OFFER IS 32% ABOVE ECHLIN'S
          30-DAY TRADING AVERAGE; SPX FILING PROXY MATERIALS FOR
            SPECIAL SHAREHOLDER MEETING TO REPLACE ECHLIN BOARD
          ------------------------------------------------------

     MUSKEGON, MI, FEBRUARY 17, 1998 -- SPX Corporation (NYSE: SPW) announced today that it has made an offer to acquire Echlin Inc. (NYSE:
ECH) for cash and SPX shares valued at $48 per Echlin share based on SPX's closing price last Friday, or a total of approximately $3.0 billion. The SPX offer, which consists of $12.00 in cash and 0.4796 SPX share per Echlin share, represents a 23% current premium and is 32% above Echlin's 30-day average trading price. SPX owns 1.15 million Echlin shares, or approximately 1.8% of its total shares outstanding.

     SPX is filing a registration statement today with the Securities and Exchange Commission, and will start an exchange offer for all outstanding Echlin shares as soon as its registration statement is cleared. SPX received antitrust clearance for the transaction on February 5, 1998.

     Echlin has a poison pill, which purports to prevent the acquisition of more than 20% of Echlin shares without approval by Echlin's Board. Accordingly, SPX is filing preliminary materials today with the SEC to solicit shareholder demands to call a special meeting to replace Echlin's entire Board with SPX's nominees. The SPX nominees, if elected, will take all action needed to facilitate consummation of SPX's offer, subject to their fiduciary duties as Echlin directors.

     Echlin is incorporated in Connecticut and, under that state's law, must give notice of a special meeting within 30 days of receiving demands by holders of 35% of its outstanding shares, and must hold the meeting within 60 days of giving notice. Because Echlin does not have a staggered board, the existing Board would be removed if more shareholders vote at the meeting in favor of removal than vote against removal; new directors are elected by a plurality vote.

     SPX expects the acquisition to be substantially accretive to earnings per share in the first full year after closing, with significant opportunity to improve EVA(R). SPX expects to achieve cost savings of at least $125 million in the first full year after closing, increasing to $175 million in the second year and thereafter. SPX plans to restructure or divest Echlin assets determined to be underperforming, accelerate implementation of EVA-based compensation programs and pursue share repurchases.

     SPX has received a "highly confident" letter from Canadian Imperial Bank of Commerce and its affiliate, CIBC Oppenheimer Corp., to finance the cash portion of the offer, refinance existing debt and provide working capital.

     SPX conveyed its offer in a letter today (see attached) to the Echlin Board from John B. Blystone, Chairman, President and CEO of SPX, which enclosed a draft merger agreement. Should Echlin enter into the merger agreement, in addition to the 75% stock and 25% cash exchange offer proposal, Echlin shareholders could elect either all cash or all stock, subject to proration, in a partially tax-free reorganization. The exchange offer would be taxable.

     The 75/25 cash/stock ratio of the proposed transaction would result in a capital structure consistent with SPX's financial strategy. In addition, the proposed transaction would result in Echlin shareholders owning approximately 70% of the combined company.

     "We believe the combination of SPX and Echlin can create a world-class company with the scale and capabilities to excel in the rapidly consolidating $350 billion vehicle service industry," said Blystone. "In our view, this combination can create substantial value for the shareholders of both companies, while providing superb products and services for customers and new opportunities for the employees and communities of both companies."

     Blystone added, "We have been trying for a year to achieve a negotiated transaction with Echlin. We have initiated three meetings with Larry McCurdy and other senior Echlin executives, and I have sent several letters to Mr. McCurdy. However, we have been repeatedly rebuffed in our efforts to negotiate a transaction -- or even to meet with Echlin's Board so that we might explain why we believe this strategic combination would greatly benefit both companies. Given the rapid pace of industry consolidation and the logic of this transaction, we have decided to take the issue directly to Echlin's shareholders. We have made what we believe is an attractive offer based on publicly available information, but if Echlin is able to demonstrate more value, we are prepared to recognize it in the context of a negotiated transaction."

     While Echlin's stock price was essentially flat in 1996-97 - and has never traded as high as $40 per share - SPX stock has more than quadrupled in the same two years under its new management.

     "We are confident that shareholders of both companies would benefit from the application of our leadership experience and management techniques to a larger platform in the vehicle components and service industry," Blystone continued. "Customers and suppliers would benefit from the combined company's ability to provide more fully integrated vehicle service, from the manufacture of components and specialty service tools to complete service solutions. Employees would benefit from EVA-based compensation incentives and new growth opportunities within a more dynamic company. Communities in Connecticut and other areas where Echlin operates would benefit from the potential to achieve a leadership position in the global vehicle service industry."

     The combined company would have annual revenues of approximately $4.5 billion, a balanced portfolio of businesses, strong cash flow, and substantial cost-saving opportunities. Before any divestitures, approximately 53% of pro forma combined revenues would be from aftermarket parts, 33% from original equipment (OE) components and 14% from service solutions.

     Blystone added, "We believe that the combined company will be well positioned to integrate the vehicle service process and stay ahead of the trends transforming our industry. Integration will be essential to better serve customers in the future, given the blurring lines between original equipment and aftermarket, the expansion of mega-dealerships and national parts retailers, the growing importance of repair shop chains and the increasing technological complexity of vehicles. Echlin's broad range of aftermarket and OE components fits well with our warranty repair tool business, dealer equipment programs, diagnostic and emissions testing equipment, service and owner's manual development, and vehicle component manufacturing. The combined components portfolio would be complementary, bringing together Echlin's market-leading position in brake and engine systems with SPX's strengths in transmission and steering components."

     In addition to Mr. Blystone, SPX's director nominees to replace the Echlin Board are Alan Schwartz, Sterling Professor at Yale University Law School; James K. Ashford, a retired senior Tenneco automotive executive and former Motor magazine "Automotive Aftermarket Man of the Year"; Patrick J. O'Leary, SPX Vice President - Finance and Chief Financial Officer; and Christopher J. Kearney, Vice President, Secretary and General Counsel of SPX.

     SPX intends to employ an aggressive shareholder-focused agenda at Echlin, focusing on cost structure, use of capital, productivity enhancements, selective divestitures, and EVA-based compensation. Blystone said, "We believe Echlin is now in a very similar situation to SPX when we arrived at the end of 1995. We intend to utilize our leadership experience and management techniques to achieve superior growth and profitability for the combined company."

     SPX expects to achieve annual cost savings of $175 million by the second full year after closing. It plans to eliminate duplicate corporate costs, realize manufacturing and distribution efficiencies, streamline Echlin's organizational structure and save on material costs through improved sourcing. The cost-saving program will include a headcount reduction of some 3,000 positions throughout Echlin's operations, or nearly 10% of its global work force. Employees whose positions are eliminated will receive severance packages and outplacement assistance. Employees of the combined company will have exciting career opportunities in an EVA-driven organization.

     SPX will also conduct a strategic review of underperforming Echlin businesses to determine whether they will be restructured or divested. The restructuring at Echlin would be patterned after the restructuring implemented at SPX in the last two years, where sales per employee is up over 50%, operating margins have nearly doubled and nearly 80% of employees have compensation tied to improvement in EVA.

     SPX intends to integrate Echlin into SPX with sensitivity to the interests of Connecticut and other communities where Echlin operates. According to Echlin's filings and public records, Echlin's total U.S. and overseas work force of approximately 31,300 includes approximately 800 employees in Connecticut. Of these Connecticut employees, approximately 115 are in Echlin's corporate headquarters in Branford. SPX intends to maintain a significant presence in Connecticut, exploring expansion opportunities in the State, continuing to operate Echlin's Branford manufacturing facility, and evaluating alternatives for Echlin's corporate headquarters. SPX is also prepared to consider issues related to any other constituencies which Echlin might identify in the context of a negotiated transaction.

     The SPX offer is subject, among other things, to approval by SPX and Echlin shareholders, redemption or inapplicability of Echlin's poison pill, and completion of financing arrangements.

     CIBC Oppenheimer Corp. is financial advisor to SPX and will serve as dealer-manager for the exchange offer. D.F. King & Co., Inc. is the information agent for the offer.

     SPX Corporation is a global provider of Vehicle Service Solutions to franchised dealers and independent service locations, Service Support to Vehicle Manufacturers, and Vehicle Components to the worldwide motor vehicle industry. SPX's Internet address is www.spx.com.

NOTE TO EDITOR: John Blystone's Letter To The Echlin Board of Directors Is Attached

     In addition to SPX Corporation and the SPX nominees, the participants in the planned solicitation may include the following directors and executive officers of SPX: J. Kermit Campbell (Director), Sarah R. Coffin (Director), Frank A. Ehmann (Director), Edward D. Hopkins (Director), Charles E. Johnson II (Director), Ronald L. Kerber (Director), Peter H. Merlin (Director), David P. Williams (Director), Drew T. Ladau (Vice President, Business Development), Stephen A. Lison (Vice President, Human Resources), and Thomas J. Riordan (President, Service Solutions).

     The SPX nominees are James K. Ashford, a retired senior Tenneco automotive executive; John B. Blystone, Chairman, Chief Executive Officer and President of SPX; Christopher J. Kearney, Vice President, General Counsel and Secretary of SPX; Patrick O'Leary, Chief Financial Officer of SPX; and Alan Schwartz, Sterling Professor at Yale University Law School. Each SPX nominee, other than Messrs. Blystone, Kearney and O'Leary, the three executive officers of SPX, will receive a $25,000 fee from SPX for his participation in the solicitation, and each SPX nominee will be reimbursed his reasonable out-of-pocket expenses incurred in the performance of his service as a nominee and, if elected, as a director of Echlin. SPX has agreed to indemnify each SPX nominee from and against any losses, claims, charges, liabilities, costs or expenses (including reasonable legal fees and expenses) arising out of any claim, action, suit, or proceeding to which the SPX nominee is or is threatened to be made a party (i) by reason of his being a nominee and a "participant in a solicitation" (as defined in the Securities Exchange Act of 1934) or (ii) arising out of or in connection with his service as an Echlin director. SPX may, but is not obligated to, obtain insurance policies covering any portion of such indemnification.

     SPX owns 1,150,150 shares of common stock of Echlin. None of the SPX nominees or the above-named directors or executive officers of SPX owns any shares of Echlin common stock.

     CIBC Oppenheimer Corp., an investment banking firm that provides a full range of financial services for institutional and individual clients, is acting as financial advisor to SPX in connection with the proposed business combination, and will act as dealer manager of the exchange offer, for which services SPX has paid a fee of $500,000 and has agreed to pay additional fees, up to a maximum of $8.5 million in the aggregate (in addition to any fees which may be paid to it in connection with arranging or participating in the financing of the transaction), a substantial portion of which is contingent upon the consummation of the proposed business combination. SPX has also agreed to reimburse CIBC Oppenheimer for its reasonable out-of-pocket expenses, including reasonable legal fees up to a specified maximum, and to indemnify CIBC Oppenheimer and certain related persons against certain liabilities and certain expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     In connection with CIBC Oppenheimer's engagement as financial advisor, officers and employees of CIBC Oppenheimer may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of Echlin for the purpose of assisting in the solicitation of Demands for the Special Meeting. CIBC Oppenheimer will not receive any fee for or in connection with such solicitation activities apart from the fees which it is otherwise entitled to receive as described above. The following directors or employees of CIBC Oppenheimer may solicit demands: Roger C. Kahn (Managing Director), Jonathan B. Lamont (Analyst), Stuart A. Taylor II (Managing Director) and J. Michael Whitted (Director). CIBC Oppenheimer does not admit or deny that any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning such persons. In the normal course of its business, CIBC Oppenheimer regularly buys and sells Echlin's common stock for its own account and for the accounts of its customers, which transactions may result from time to time in CIBC Oppenheimer and its associates having a net "long" or net "short" position in Echlin's common stock or option contracts with other derivatives in or relating to Echlin's securities. As of February 13, 1998, CIBC Oppenheimer had no positions in Echlin's securities.

     None of the above-named directors or employees of CIBC Oppenheimer owns any shares of Echlin common stock.

     A registration statement relating to the SPX securities referred to in this news release has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the Safe Harbor provisions of the federal securities laws. Investors are cautioned that such statements are solely predictions and speak only as of the date of this release. Actual results may differ materially due to risks and uncertainties that are described in the company's Form 10-K for 1996, the 1996 Annual Report to shareholders, and Form 10-Q for the first, second and third quarters of 1997. For certain cautionary statements, investors are referred to the preliminary prospectus in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission today which is available, among other sources, from SPX by contacting SPX's corporate offices at 616-724-5000 and through the SEC's website at www.sec.gov.

                                   # # #

                             February 17, 1998

The Board of Directors of Echlin, Inc.:

The Board of Directors of SPX Corporation has authorized us to propose a strategic business combination of SPX and Echlin in which shareholders of Echlin would receive $12.00 in cash and 0.4796 share of SPX Common Stock for each outstanding Echlin Share (the "Consideration"). Based on this past Friday's closing price on the New York Stock Exchange of $75-1/16 per share of SPX Common Stock, the Consideration to be paid to Echlin's shareholders has a value of $48 per Echlin share, or a total of approximately $3.0 billion. This represents a 23% current premium and is 32% above Echlin's 30-day average trading price.

Echlin's shareholders would own approximately 70% of the equity of the combined entity, which we believe will be well positioned for future growth. Our press release, as well as a proposed Merger Agreement pursuant to which the transaction could be quickly effected, is enclosed. You will note that, should Echlin enter into the Merger Agreement, in addition to the 75% stock and 25% cash exchange offer proposal, Echlin shareholders would be given the option of electing to receive either all cash or all stock, subject to proration, in a partially tax-free reorganization.

As you know, SPX first contacted Echlin close to a year ago to discuss a strategic combination. The company has repeatedly rebuffed our offer to negotiate a transaction -- or even to allow us to meet with the Board so we might explain to you the substantial long- and short-term benefits of such a combination to Echlin and its shareholders, customers, employees and other constituencies. Given the rapid pace of consolidation in our industry and the logic of this transaction, you leave us no choice but to take our offer directly to Echlin's shareholders. To that end, we are today filing a registration statement with the Securities and Exchange Commission and we will start an exchange offer for all of the outstanding shares of Echlin for the Consideration as soon as that registration statement is declared effective by the SEC.

We have received a "highly confident" letter from Canadian Imperial Bank of Commerce and its affiliate, CIBC Oppenheimer Corp., to finance the cash portion of the offer, refinance existing debt and provide working capital. CIBC Oppenheimer Corp. is SPX's investment banker and will serve as the dealer-manager of the exchange offer.

The Echlin poison pill purports to prevent the acquisition of more than 20% of Echlin shares without approval by Echlin's Board. Accordingly, we have also filed today with the SEC our preliminary materials to solicit written shareholder demands that a special meeting of Echlin's shareholders be called and held in order to vote on the removal of the present Board of Directors of Echlin and the election of SPX's nominees in their place. SPX's nominees, if elected, will take all action needed to facilitate the consummation of our offer, subject to their fiduciary duty as directors of Echlin.

As you may be aware, we received antitrust clearance for our offer on February 5, 1998. We currently own 1.15 million shares of Echlin, or approximately 1.8% of Echlin's total shares outstanding. This is a larger stake than the combined ownership of all of Echlin's current officers and directors, based on publicly available information. Under separate cover, we are sending Echlin's Secretary our written demand that a special meeting of Echlin's shareholders be called and held as well as notices of our nominees and proposals for the special meeting. Alternatively we ask that you call a special meeting of shareholders yourselves so that they may promptly consider and vote upon our acquisition proposal.

Under Connecticut law, Echlin must give notice of a special meeting within 30 days of a demand by holders of 35% of Echlin's outstanding shares and must hold the meeting within 60 days of giving such notice. At the special meeting, existing directors are removed if more shareholders vote in favor of removal than vote against removal; new directors are elected by a plurality vote.

We are confident that this combination will benefit the shareholders of both companies, while providing superb products and services for customers and new opportunities for employees. The transaction, which we expect to be substantially accretive to SPX's earnings per share in the first full year after closing, will allow the combined company to stay ahead of the changing market dynamics transforming our industry. Together, we will be able to provide more fully integrated vehicle service -- from the manufacture of components and specialty service tools to complete service solutions -- to better serve our customers.

Under our proposal, Echlin's shareholders would receive a substantial premium to Echlin's recent share price and participate as SPX shareholders in what we believe is significant upside potential. Echlin's stock has underperformed for years, remaining essentially flat during the strong bull market of 1996-97 -- while SPX's stock has more than quadrupled in the same two years under our leadership team. Accordingly, we expect we will be able to attract the support from your shareholders to call a special meeting at which they can vote to replace the existing Echlin Board with our nominees. We would still prefer a negotiated transaction and stand ready to meet with you and your advisors to discuss the attached Merger Agreement.

We believe that the combination of SPX and Echlin represents a tremendous opportunity to the shareholders, customers, suppliers, communities and employees of both companies. I've briefly outlined below the strategic rationale for combining SPX and Echlin:

Combining SPX And Echlin Will Create A Company With The Scale And Capabilities To Excel In The Rapidly Consolidating $350 Billion Vehicle Service Industry.
Together we could integrate the vehicle service process -- from original equipment vehicle components to specialty repair tools and services to replacement parts -- staying ahead of the trends transforming our industry. This will enable us to better serve customers -- given the blurring lines between OE and aftermarket, the expansion of mega-dealerships and national parts retailers, the growing importance of repair shop chains and increasing technological complexity of vehicles. Echlin's broad range of aftermarket and original equipment components fits extremely well with SPX's warranty repair tool business, dealer equipment programs, diagnostic and emissions testing equipment, service and owner's manual development, and vehicle component manufacturing. The combined components portfolio would be complementary, bringing together Echlin's market-leading position in brake and engine systems with our strengths in transmission and steering components.

SPX's Team Will Apply Its Leadership Experience And Management Techniques To Improve Echlin.
In just two years, SPX has been transformed from a laggard to a leader, with dramatically improved operating performance, Economic Value Added (EVA(R) - net operating profit after-tax minus a charge for the cost of capital) and share price. While Echlin's stock was essentially flat in the 1996-97 period, SPX's stock price has more than quadrupled in the same two years under our leadership team. We intend to employ a similar aggressive shareholder-focused EVA agenda to Echlin, focusing on cost structure, use of capital, productivity enhancements, selective divestitures, and compensation based on EVA.

This Transaction Would Benefit The Shareholders Of Both Companies.
Echlin shareholders would receive a substantial cash premium and own approximately 70% of the combined company. SPX's shareholders would own shares in a much larger company with increased value-creation opportunities. Both sets of shareholders will benefit from the application of our leadership team's experience and management techniques to a larger platform in the vehicle components and service industry. We believe your other constituencies will benefit as well.

We are excited about the prospects for a combined SPX and Echlin, which will be well positioned for growth and profitability. After completion of our proposed merger, the combined company will have annual revenues of approximately $4.5 billion, a balanced portfolio of businesses, strong cash flow and substantial cost-saving opportunities. Before any divestitures, approximately 53% of pro forma combined revenues will be from aftermarket parts, 33% from original equipment components and 14% from service solutions.

We expect to achieve annual cost savings of $175 million by the second full year after closing. We would eliminate duplicate corporate costs, realize manufacturing and distribution efficiencies, streamline Echlin's organizational structure and save on material costs through improved sourcing. This would entail a headcount reduction of approximately 3,000 positions throughout Echlin's operations, or nearly 10% of its global work force. Those employees whose positions are eliminated will receive severance packages and outplacement assistance. Employees of the combined company will have exciting career opportunities in the new EVA-driven organization.

We will also conduct a strategic review of underperforming Echlin businesses to determine whether they will be restructured or divested. The restructuring at Echlin would be patterned after the restructuring implemented at SPX in the last two years, where sales per employee is up over 50%, operating margins have nearly doubled and nearly 80% of employees have compensation tied to improvement in EVA.

As we've done at SPX, our leadership team will quickly implement EVA as both a financial tool and driver of cultural change. The progressive shareholder-oriented financial strategies adopted at SPX will be extended to the combined entity.

In addition to myself, SPX's director nominees to replace the Echlin Board are Alan Schwartz, Sterling Professor at Yale University Law School; James
K. Ashford, a retired senior Tenneco automotive executive and former Motor magazine "Automotive Aftermarket Man of the Year;" Patrick J. O'Leary, SPX Vice President - Finance and Chief Financial Officer; and Christopher J. Kearney, Vice President, Secretary and General Counsel of SPX.

We know you will be concerned with the potential effect of our proposed transaction on local communities, so let me assure you that SPX intends to integrate Echlin into SPX with sensitivity to the interests of Connecticut and other communities where Echlin operates.

According to Echlin's filings and public records, Echlin's total U.S. and overseas work force of approximately 31,300 includes approximately 800 employees in Connecticut. Of these Connecticut employees, approximately 115 are in Echlin's corporate headquarters in Branford. SPX intends to maintain a significant presence in Connecticut, exploring expansion opportunities in the State, continuing to operate Echlin's Branford manufacturing facility, and evaluating alternatives for Echlin's corporate headquarters.

As we have repeatedly said, our strong preference is to complete this transaction on a negotiated basis. While we believe we have made a full and fair offer based on publicly available information, we are prepared to recognize any additional value Echlin can substantiate in the context of a negotiated transaction. We are also prepared to consider issues relating to any other constituencies you may identify to us. We are prepared to meet immediately with you and your advisors to quickly complete a transaction that is clearly in the best interests of both companies.


                                            Sincerely,



                                            John B. Blystone



Attachments
Merger Agreement
Press Release
Preliminary Solicitation Materials, as filed with the Securities and
  Exchange Commission
Registration Statement on Form S-4, as filed with the Securities and Exchange Commission